SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D (Rule 13d-101)	Estimated average burden hours per response. . 11

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

AMC Entertainment, Inc.

(Name of Issuer)

Common Stock (66 2/3 cents Par Value)

(Title of Class of Securities)

001669 10 0

(CUSIP Number)

John L. Eisel, Esq.

Wildman, Harrold, Allen & Dixon

225 West Wacker Drive, Suite 2800

Chicago, Illinois  60606-1229

(312) 201-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 10, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 001669 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ronald B. Ferrin

2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A [ ]

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 543,200

	8.	Shared Voting Power 712,600

	9.	Sole Dispositive Power 543,200

	10.	Shared Dispositive Power 712,600

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,255,800

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 3.8%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). John E. Gorman

2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A [ ]

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 371,300

	8.	Shared Voting Power 712,600

	9.	Sole Dispositive Power 371,300

	10.	Shared Dispositive Power 712,600

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,083,900

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 3.3%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Fairmac Realty Corporation 54-0944952

2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 705,500

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 705,500

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 705,500

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 2.1%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Wessington Partners Limited Partnership

2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A [ ]

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,100

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 7,100

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,100

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0.02%

14.	Type of Reporting Person (See Instructions) PN

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the shares of Common Stock, par value 66 2/3 cents per share (the “Common Stock”), of AMC Entertainment Inc., a Delaware corporation (the “Company”), and amends a Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 18, 2000, as amended by Amendment No. 1 filed on January 18, 2001.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the original Schedule 13D previously filed with the SEC.

The principal executive offices of the Company are located at 106 W. 14th Street, Kansas City, Missouri 64141.

Item 2.	Identity and Background
This Schedule 13D is being filed by the following reporting persons (collectively, the “Reporting Persons” and individually, a “Reporting Person”):

1.             Ronald B. Ferrin.  Mr. Ferrin is Vice President and Treasurer of Fairmac Realty Corporation.  Mr. Ferrin is also President of Landonomics Corp., an Illinois corporation.  Landonomics is engaged primarily in the business of real estate development and management.  Mr. Ferrin’s business address is 2215 York Road, Suite 209, Oak Brook, IL 60523.  Mr. Ferrin is a U.S. citizen.

2. John E. Gorman. Mr. Gorman is the President of Fairmac Realty Corporation. Mr. Gorman’s business address is 2215 York Road, Suite 302, Oak Brook, IL 60523. Mr. Gorman is a U.S. citizen.

3.             Wessington Partners Limited Partnership.  Wessington Partners Limited Partnership, an Illinois limited partnership, is primarily engaged in the business of real estate development and investment.  The principal place of business and principal office of Wessington is located at 2215 York Road, Suite 209, Oak Brook, IL 60523.  The sole general partner of Wessington is Landonomics Station Corp., an Illinois corporation primarily engaged in the business of real estate development.  Its principal place of business and principal office is located at 2215 York Road, Suite 209, Oak Brook, IL 60523.  Mr. Ferrin serves as the President of Landonomics Station Corp.

4.             Fairmac Realty Corporation.  Fairmac Realty Corporation, a Delaware corporation, is primarily engaged in the business of real estate investment.  The principal place of business and principal office of Fairmac is located at 2215 York Road, Suite 302, Oak Brook, IL 60523.  Following is a list of each of the directors and officers of Fairmac:

Name and Title	Business Address	Citizenship

Executive Officers:

John E. Gorman President	2215 York Road, Suite 302, Oak Brook, IL 60523	U.S.A.
Ronald B. Ferrin Vice President, Treasurer	2215 York Road, Suite 209, Oak Brook, IL 60523	U.S.A.
Stuart Babendir Secretary	2215 York Road, Suite 302, Oak Brook, IL 60523	U.S.A.

Directors:
John E. Gorman	2215 York Road, Suite 302, Oak Brook, IL 60523	U.S.A.
Ronald B. Ferrin	2215 York Road, Suite 209, Oak Brook, IL 60523	U.S.A.

During the last five years, none of the Reporting Persons nor Stuart Babendir (i) has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
All prior acquisitions of Common Stock by Mr. Ferrin and Mr. Gorman were made using personal funds.

All prior acquisitions of Common Stock by Fairmac Realty Corporation and Wessington Partners Limited Partnership were made using general working capital.

Item 4.	Purpose of Transaction

All prior acquisitions of Common Stock by the Reporting Persons were made for the purpose of making an investment in the Company.  Consistent with such purpose, the Reporting Persons have had and expect to continue to have discussions with management of the Company concerning the Company and its investment in the Company.  The Reporting Persons may also engage in such discussions with other shareholders of the Company.

The Reporting Persons may, in the future, purchase additional shares of the Common Stock or other securities of the Company depending on the price of the shares and circumstances at the time such acquisitions, if any, are made.  Alternatively, one or more of the Reporting

Persons may at any time determine to realize on its investment in the shares of Common Stock through the sale of all or some of the shares.

Except as set forth herein, the Reporting Persons have no present plans or proposals that would result in or relate to (a) an extraordinary corporate transaction involving the Company or any or its subsidiaries; (b) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (c) a change in the present board of directors or management of the Company; (d) a material change in present capitalization or dividend policy of the Company; (e) any other material change in the Company's business or corporate structure; (f) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which might impede the acquisition or control of the Company by any person; (g) causing securities of the Company to be delisted from a national security exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;  (h) causing securities of the Company to be eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act or (f) any other similar action.

Item 5.	Interest in Securities of the Issuer

(a)           The aggregate percentage of the Common Stock reported owned by the Reporting Persons named herein is based upon 33,250,716 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended December 26, 2002.

As of the close of business on February 10, 2003, the Reporting Persons collectively own 1,627,100 shares of Common Stock, representing approximately 4.9% of the outstanding shares of Common stock.

Ronald B. Ferrin is the beneficial owner of 1,255,800 shares of Common Stock, representing approximately 3.8% of the outstanding shares of Common stock.  This includes (i) 10,000 shares owned by the Landonomics Deferred Compensation Trust, for which Mr. Ferrin serves as trustee and has sole voting and dispositive power, (ii) 31,000 shares held by R & S Partners, LLC, an Illinois limited liability company, for which Mr. Ferrin has sole voting and dispositive power, (iii) 705,500 shares owned by Fairmac Realty Corporation, for which Mr. Gorman has shared voting and dispositive power, and (iv) 7,100 shares owned by Wessington Partners Limited Partnership, for which Mr. Ferrin has shared voting and dispositive power.

John E. Gorman is the beneficial owner of 1,083,900 shares of Common Stock, representing approximately 3.3% of the outstanding shares of Common Stock.  This includes (i) 5,000 shares held by the John E. Gorman Keogh Plan, for which Mr. Gorman has sole voting and dispositive power; (ii) 7,000 shares owned by Columbiana Restaurant, LLC, a Delaware limited liability company, for which Mr. Gorman is the sole Manager and has sole voting and dispositive power; (iii) 30,000 shares owned by the Sitgor Industries, Inc. Employee Profit Sharing Plan, for which Mr. Gorman has sole voting and dispositive power, (iv) 705,500 shares owned by Fairmac

Realty Corporation, for which Mr. Gorman has shared voting and dispositive power, and (vi) 7,100 shares owned by Wessington Partners Limited Partnership, for which Mr. Gorman has shared voting and dispositive power.

Fairmac Realty Corporation is the beneficial owner of 705,500 shares of Common Stock, representing approximately 2.1% of the outstanding shares of Common stock and has sole voting and dispositive power over these shares.

Wessington Partners Limited Partnership is the beneficial owner of 7,100 shares of Common Stock, representing approximately 0.02% of the outstanding shares of Common stock and has sole voting and dispositive power over these shares.

The filing of this statement shall not be construed as an admission that the persons filing are beneficial owners of the shares covered by this Statement for any purpose, including purposes of Sections 13, 14 or 16 of the Securities Exchange or 1934, as amended.

(b)           Except as set forth above, each of the Reporting Persons has the sole power to vote and the sole power to dispose or to direct the disposition of the Common Stock reported for it, him or her in this Schedule 13D.

(c) No transactions in the Common Stock have been effected during the past sixty days by the Reporting Persons.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons are not a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies or pledge or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over such securities.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1	Joint Filing Agreement dated February 10, 2003, among the Reporting Persons.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2003
Date
Ronald B. Ferrin
Signature
John E. Gorman
Signature

FAIRMAC REALTY CORPORATION

Ronald B. Ferrin
Signature
Ronald B. Ferrin/Vice President and Treasurer
Name/Title

WESSINGTON PARTNERS LIMITED PARTNERSHIP

By Landonomics Station Corp.
Its: General Partner
Ronald B. Ferrin
Signature
Ronald B. Ferrin/President
Name/Title

INDEX OF EXHIBITS

Exhibit No.	Description
1	Joint Filing Agreement